Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Stockholders of Altisource Portfolio Solutions S.A.:

We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 of Altisource Portfolio Solutions S.A. of our report dated June 26, 2013, relating to the consolidated balance sheets of Executive Trustee Services, LLC as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, changes in Parent Company investment and cash flows for each of the three years in the period ended December 31, 2012 (which report expresses an unmodified opinion on such financial statements and includes an emphasis of matter paragraph regarding the purpose of the financial statements), appearing in this Current Report on Form 8-K/A of Altisource Portfolio Solutions S.A.

/s/ Deloitte & Touche LLP

Detroit, Michigan

June 26, 2013